FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For September 13, 2006

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated September 13, 2006

2.

Material Change Report dated September 13, 2006 (re: September 13/06 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date: September 13,  2006

By:

“Michael Levy”_______

 Name

Its:

President and Director__

(Title)

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Petaquilla in Talks with Jinchuan on Petaquilla Copper Project

Vancouver, BC – September 13, 2006:  Michael Levy, President of Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”), is pleased to confirm that executives of the Company recently visited Shanghai for talks with Jinchuan Group (“Jinchuan”), one of China’s largest integrated metal producers.  The focus of the meeting was to discuss Jinchuan’s possible participation in the development of the Petaquilla Copper Project in Panama.

On September 11, 2006, an article titled Jinchuan in talks with PTQ on Petaquilla Copper Project was posted on www.metalbulletin.com, a highly regarded metals trading website.  The article also describes Jinchuan’s recent interest in overseas mineral resources such as Jinchuan’s August 2006 agreement securing the future of Allegiance Mining’s Avebury Nickel Mine in Tasmania.

According to the article on Metal Bulletin’s web site, and reprinted with permission from Metal Bulletin PLC:

“The Petaqulla Copper Project is one of the largest undeveloped porphyry copper properties in the world…”

“In fact, [Jinchuan’s] board has recently indicated [Jinchuan’s] strategic plan to acquire the sole selling rights of overseas mineral products through long-term trading, financing and investment.”

“[Jinchuan] will take close observation of overseas exploration and mining projects, and maintain the investment priority for nickel-copper sulfide resources, Jinchuan said.”

In addition, an article bearing today’s date confirming these talks has been released through Reuters’ Hong Kong office and portions of this Reuters article have also been released through UBS Investment Bank.

The Petaquilla Copper Project is a large copper/gold porphyry deposit in central Panama and has been ranked as one of the top five undeveloped copper deposits in the world (CRU International Ltd.’s 1996 Next Generation of Copper Mine Projects report).   In 1998, a pre-National Instrument 43-101 Feasibility Study was completed by H.A. Simons (now AMEC) for the Petaquilla Copper Project and it determined that the Petaquilla, Botija and Valle Grande deposits contained a mineable reserve of 1.115 billion tonnes grading 0.50% copper using a variable economic cut-off grade of between US$5.10 and US$6.50 per tonne (including a low-grade stockpile, for which a marginal cut-off grade of US$2.92/tonne was used, to be milled at the end of the mine life), 0.09 g/t gold, 0.015% molybdenum, as well as recoverable silver.

The recoverable metal content contained in these reserves, based on a 120,000 tonnes per day throughput and a 23 year mine life, totals:

9.4 billion pounds of copper,

1.37 million ounces of gold,

24.1 million ounces of silver, and

131.1 million pounds of molybdenum.

The historical resource was compiled prior to the implementation of National Instrument 43-101 and the Company is not treating the 1998 Feasibility Study as a current mineral resource estimate.  The Company believes these historical results provide an indication of the potential of the properties and are relevant to ongoing exploration.  However, the Company has not completed the work necessary to verify the classification of the mineral resource estimates and, thus, the historical estimates should not be relied upon.  The deposits will require considerable further evaluation which Petaquilla’s management intends to carry out in due course.

The Petaquilla Copper Project is owned by Minera Petaquilla, S.A., a Panamanian company owned by Petaquilla and Inmet Mining Corporation (“Inmet”) as to 52% and 48% interests respectively.  Teck Cominco Ltd. (“Teck Cominco”) has the right to acquire one-half of Petaquilla’s interest by funding all of Petaquilla’s share of costs to commercial production.  As stated in the Company’s news release dated April 27, 2006, the shareholders of Minera Petaquilla, S.A. agreed to revise and update the January 1998 Feasibility Study for the Petaquilla Copper Project, to more accurately reflect current prices and technological advances.  The work will be funded by Teck Cominco, Inmet and the Company, and the completion date for the revised study remains September 30, 2006.

As was stated in the Company’s news release dated December 21, 2005, the Company entered into a Memorandum of Understanding with one of China’s largest integrated metal producers to explore the potential for cooperation in the development of the Petaquilla Copper Project.  The metal producer referred to is Jinchuan and Jinchuan representatives have subsequently made several site visits and have conducted their due diligence.

Discussions with Jinchuan have focused on the following elements of a possible future business relationship:

•

an equity investment in Petaquilla Copper Ltd. (the company created in connection with the Company’s Plan of Arrangement, and which will hold the Company’s interest in the Petaquilla Copper Project);

•

participation in project financing and construction; and

•

an off-take agreement for the delivery of copper concentrate from the Petaquilla Copper Project.

As of this date, no formal agreement has been reached between Petaquilla and Jinchuan and there is no certainty that any agreement will be concluded.

The statements contained in this news release that are not purely historical are forward-looking statements. Forward-looking statements may relate to the success of any of the Company's strategic initiatives, the Company's expectations, beliefs, growth and future prospects, and the Company's position in the market and future opportunities therein. Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. All forward-looking statements included in this news release are based upon information available to the Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

“Michael Levy”

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063 Toll Free 877 694-0021
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.

Date of Material Change

September 13, 2006

Item 3.

News Release

The Company’s news release dated September 13, 2006, was disseminated by CCN Matthews on September 13, 2006.

Item 4.

Summary of Material Change

The Company confirmed that executives of the Company recently visited Shanghai for talks with Jinchuan Group (“Jinchuan”).  The focus of the meeting was to discuss Jinchuan’s possible participation in the development of the Petaquilla Copper Project in Panama.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Michael Levy, President of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated September 13, 2006

PETAQUILLA MINERALS LTD.

Per:

“Michael Levy”

Michael Levy
President

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Michael Levy

Contact telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Petaquilla in Talks with Jinchuan on Petaquilla Copper Project

Vancouver, BC – September 13, 2006:  Michael Levy, President of Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”), is pleased to confirm that executives of the Company recently visited Shanghai for talks with Jinchuan Group (“Jinchuan”), one of China’s largest integrated metal producers.  The focus of the meeting was to discuss Jinchuan’s possible participation in the development of the Petaquilla Copper Project in Panama.

On September 11, 2006, an article titled Jinchuan in talks with PTQ on Petaquilla Copper Project was posted on www.metalbulletin.com, a highly regarded metals trading website.  The article also describes Jinchuan’s recent interest in overseas mineral resources such as Jinchuan’s August 2006 agreement securing the future of Allegiance Mining’s Avebury Nickel Mine in Tasmania.

According to the article on Metal Bulletin’s web site, and reprinted with permission from Metal Bulletin PLC:

“The Petaqulla Copper Project is one of the largest undeveloped porphyry copper properties in the world…”

“In fact, [Jinchuan’s] board has recently indicated [Jinchuan’s] strategic plan to acquire the sole selling rights of overseas mineral products through long-term trading, financing and investment.”

“[Jinchuan] will take close observation of overseas exploration and mining projects, and maintain the investment priority for nickel-copper sulfide resources, Jinchuan said.”

In addition, an article bearing today’s date confirming these talks has been released through Reuters’ Hong Kong office and portions of this Reuters article have also been released through UBS Investment Bank.

The Petaquilla Copper Project is a large copper/gold porphyry deposit in central Panama and has been ranked as one of the top five undeveloped copper deposits in the world (CRU International Ltd.’s 1996 Next Generation of Copper Mine Projects report).   In 1998, a pre-National Instrument 43-101 Feasibility Study was completed by H.A. Simons (now AMEC) for the Petaquilla Copper Project and it determined that the Petaquilla, Botija and Valle Grande deposits contained a mineable reserve of 1.115 billion tonnes grading 0.50% copper using a variable economic cut-off grade of between US$5.10 and US$6.50 per tonne (including a low-grade stockpile, for which a marginal cut-off grade of US$2.92/tonne was used, to be milled at the end of the mine life), 0.09 g/t gold, 0.015% molybdenum, as well as recoverable silver.

The recoverable metal content contained in these reserves, based on a 120,000 tonnes per day throughput and a 23 year mine life, totals:

9.4 billion pounds of copper,

1.37 million ounces of gold,

24.1 million ounces of silver, and

131.1 million pounds of molybdenum.

The historical resource was compiled prior to the implementation of National Instrument 43-101 and the Company is not treating the 1998 Feasibility Study as a current mineral resource estimate.  The Company believes these historical results provide an indication of the potential of the properties and are relevant to ongoing exploration.  However, the Company has not completed the work necessary to verify the classification of the mineral resource estimates and, thus, the historical estimates should not be relied upon.  The deposits will require considerable further evaluation which Petaquilla’s management intends to carry out in due course.

The Petaquilla Copper Project is owned by Minera Petaquilla, S.A., a Panamanian company owned by Petaquilla and Inmet Mining Corporation (“Inmet”) as to 52% and 48% interests respectively.  Teck Cominco Ltd. (“Teck Cominco”) has the right to acquire one-half of Petaquilla’s interest by funding all of Petaquilla’s share of costs to commercial production.  As stated in the Company’s news release dated April 27, 2006, the shareholders of Minera Petaquilla, S.A. agreed to revise and update the January 1998 Feasibility Study for the Petaquilla Copper Project, to more accurately reflect current prices and technological advances.  The work will be funded by Teck Cominco, Inmet and the Company, and the completion date for the revised study remains September 30, 2006.

As was stated in the Company’s news release dated December 21, 2005, the Company entered into a Memorandum of Understanding with one of China’s largest integrated metal producers to explore the potential for cooperation in the development of the Petaquilla Copper Project.  The metal producer referred to is Jinchuan and Jinchuan representatives have subsequently made several site visits and have conducted their due diligence.

Discussions with Jinchuan have focused on the following elements of a possible future business relationship:

•

an equity investment in Petaquilla Copper Ltd. (the company created in connection with the Company’s Plan of Arrangement, and which will hold the Company’s interest in the Petaquilla Copper Project);

•

participation in project financing and construction; and

•

an off-take agreement for the delivery of copper concentrate from the Petaquilla Copper Project.

As of this date, no formal agreement has been reached between Petaquilla and Jinchuan and there is no certainty that any agreement will be concluded.

The statements contained in this news release that are not purely historical are forward-looking statements. Forward-looking statements may relate to the success of any of the Company's strategic initiatives, the Company's expectations, beliefs, growth and future prospects, and the Company's position in the market and future opportunities therein. Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. All forward-looking statements included in this news release are based upon information available to the Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

“Michael Levy”

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063 Toll Free 877 694-0021
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN